

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

      Re: Morningstar, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 24, 2023
           File No. 000-51280

Dear Jason Dubinsky:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
6. Segment and Geographical Area Information, page 93

1.   We note your previous response to comment 1 in your letter dated June 10, 2020 regarding your determination that the Company has a single operating and reportable segment, and that you continue to identify a single reportable segment. We also note your current disclosure on page 11 regarding your license-based, asset-based, and transaction-based product areas, which each still represent more than 10% of your total revenues, and your continued discussion of these product areas, including on a relative margin and directional basis, in your investor questions and answers provided on Forms 8-K, such as those filed on July 22, 2022, September 23, 2022 and March 23, 2023. Given your continued and ongoing discussion of these product areas, please provide us with an updated ASC 280 segment identification analysis, including information on the following:
      •   Provide us with details on your current management structure and how your

Company is organized, including an organizational chart.
- Describe the role of your CODM and each of the individuals reporting to the CODM.
- Identify and describe the role of each of your product area managers and leadership team.
- Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
- Tell us how often the CODM meets with his direct reports and product area managers, the financial information the CODM reviews in conjunction with those meetings and the other participants at those meetings.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- Describe the basis for determining the compensation for each individual that reports to the CODM.

2. As part of your updated segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. In this regard, your previous response indicated that a variety of financial information, including by product area, is provided to and reviewed by the CODM, and that the CODM meets with product area leaders on a regular basis to review performance in order to track progress across key business objectives. We also note certain disaggregated financial information, including relative margin and directional margin impacts, is available based on your responses to investor questions and answers. Please tell us whether the CODM continues to receive disaggregated financial information, such as by product or product area, and, if so, describe it in detail, how frequently it is provided, and how it is used by the CODM. In addition, describe the key business objectives that are tracked and discussed with the product area leaders, as referenced in your previous response letter. Finally, describe the financial information provided to the Board of Directors and how frequently that information is reviewed.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance